September 19, 2019

Dietrich Stephan
Chief Executive Officer
NeuBase Therapeutics, Inc.
700 Technology Drive, Third Floor
Pittsburgh, PA 15219

       Re: NeuBase Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 13, 2019
           File No. 333-233767

Dear Dr. Stephan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance